

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 29, 2009

Via U.S. Mail and Fax (949) 859-3647
Mr. Donald W. Rowley
Chief Financial Officer
DecisionPoint Systems, Inc.
19655 Descartes
 Foothill Ranch, CA 92610-2609

      Re: **DecisionPoint Systems, Inc.**
              Item 4.01 Form 8-K
              Filed June 23, 2009
              File No. 333-144279

Dear Mr. Rowley:

We have reviewed your Item 4.01 Form 8-K and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed June 23, 2009

1.   We note you have requested your former auditor furnish a letter to you, stating
        that it agreed with the statements made in your Item 4.01 Form 8-K, or the
        reasons why it disagreed. We also note the former auditor's letter was not filed as
        an exhibit with your Form 8-K. Upon receipt of your former auditor's letter,
        please amend your Form 8-K to comply with Item 304(a)(3) of Regulation S-K.

2.   We note disclosure deficiencies with your Item 4.01 Form 8-K. Please amend
        your disclosure to fully comply with Item 304(a)(1)(i), (ii), and (iii) of Regulation
        S-K. The following is not a fully inclusive list, but is provided as an example of
        some of the deficiencies in your current disclosure. Please disclose:
        - the specific dates of the termination of your former auditor and the
          engagement of your new audit firm;
        - if your former audit firm resigned, declined to stand for reelection, or was
          dismissed;
        - if your former audit opinion was qualified as to uncertainty; and
        - if the Board of Directors or an audit committee approved the dismissal of your
          former audit firm.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;
·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

      In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

      If you have any questions, please call Bob Carroll at (202) 551-3362, or myself at
(202) 551-3461.

                                        Sincerely,

                                        /s/ Chris White

                                        Chris White
                                        Branch Chief